Exhibit 99.14
CPT Towne Center, LP
Financial Statements for the Period
from March 18, 2005 (Date of Inception)
through December 31, 2005, and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
To the Partners of CPT Towne Center, LP
We have audited the accompanying balance sheet of CPT Towne Center, LP (the “Partnership”) as of December 31, 2005, and the related statements of operations, partners’ equity, and cash flows for the period from March 18, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of CPT Towne Center, LP as of December 31, 2005, and the results of its operations and its cash flows for the period from March 18, 2005 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
March 29, 2006

CPT TOWNE CENTER, LP
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

REAL ESTATE ASSETS—At cost:
Land	$2,612,222
Buildings and improvements	19,809,942

22,422,164

Accumulated depreciation	(490,610)

Net operating real estate assets	21,931,554

CASH AND CASH EQUIVALENTS	161,964

RESTRICTED CASH	41,004

ACCOUNTS RECEIVABLE, NET OF ALLOWANCE OF $1,850	2,445

DEFERRED FINANCING COSTS, NET OF ACCUMULATED AMORTIZATION OF $15,258	112,906

OTHER ASSETS—Net	3,615

TOTAL	$22,253,488

LIABILITIES AND PARTNERS’ EQUITY

LIABILITIES:
Mortgage note payable	$15,575,900
Accrued real estate taxes	71,384
Accounts payable and accrued expenses	49,527
Accrued interest payable	65,808
Tenant security deposits	44,044
Other liabilities	22,841

Total liabilities	15,829,504

PARTNERS’ EQUITY	6,423,984

TOTAL	$22,253,488

See notes to financial statements.

CPT TOWNE CENTER, LP
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 18, 2005 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2005

REVENUES:
Rental revenues	$1,469,302
Other property revenues	154,409

Total revenues	1,623,711

EXPENSES:
Property operating and maintenance	509,177
Real estate taxes	113,042
General and administrative	39,373
Interest	638,242
Depreciation and amortization	738,856

Total expenses	2,038,690

NET LOSS	$(414,979)

See notes to financial statements.

CPT TOWNE CENTER, LP
STATEMENT OF PARTNERS’ EQUITY
FOR THE PERIOD FROM MARCH 18, 2005 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2005

	T-CPT	CPT	CPT
	Towne	Towne	Towne
	Center	Center GP,	Center,
	LLC	LLC	LP	Total

INITIAL PARTNER CONTRIBUTIONS—March 18, 2005	$5,781,570	$7,227	$1,438,166	$7,226,963

Net loss	(331,983)	(415)	(82,581)	(414,979)

Distributions	(310,400)	(388)	(77,212)	(388,000)

PARTNERS’ EQUITY—December 31, 2005	$5,139,187	$6,424	$1,278,373	$6,423,984

See notes to financial statements.

CPT TOWNE CENTER, LP
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 18, 2005 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(414,979)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	754,114
Change in operating assets and liabilities:
Increase in accounts receivable	(2,445)
Decrease in other assets	31,050
Increase in accrued real estate taxes	45,038
Increase in accrued interest payable	65,808
Increase in accounts payable and accrued expenses	49,527
Increase in other liabilities	17,553

Net cash provided by operating activities	545,666

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(14,657)
Increase in real estate assets	(64,646)

Net cash used in investing activities	(79,303)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in tenant security deposits	(3,839)
Partner contributions	5,781,570
Mortgage debt incurred	15,575,900
Payment of deferred financing costs	(128,164)
Payments for real estate assets contributed by Camden USA, Inc.	(21,141,866)
Distributions to partners	(388,000)

Net cash used in financing activities	(304,399)

NET INCREASE IN CASH AND CASH EQUIVALENTS	161,964

CASH AND CASH EQUIVALENTS—Beginning of period	—

CASH AND CASH EQUIVALENTS—End of period	$161,964

SUPPLEMENTAL INFORMATION—Cash paid for interest	$572,434

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:
Fair value of real estate assets contributed	$22,281,000

Liabilities assumed	$142,782

See notes to financial statements.

CPT TOWNE CENTER, LP
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 18, 2005 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2005
1.	ORGANIZATION

CPT Towne Center, LP (the “Partnership”), a Delaware limited partnership, was formed for the purpose of holding, operating, maintaining, repairing, leasing and managing Camden Towne Center (the “Property”) a multifamily community containing 240 apartment homes located in Glendale, Arizona and any other real and personal property owned by the Partnership.

On March 18, 2005, Camden USA, Inc., a fully owned subsidiary of Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to the Partnership the Property, which had a fair value of $22.3 million. In connection with the contribution, Camden USA, Inc., through two wholly owned entities, CPT Towne Center GP, LLC and CPT Towne Center, LP, which own 0.1% and 19.9% of the Partnership, respectively, was granted a 20% ownership in the Partnership, which totaled $1.4 million and received cash proceeds of $21.1 million. The remaining 80% limited partnership interest is owned by T-CPT Towne Center LLC, a subsidiary of a private investment fund which contributed $5.8 million in cash at formation. Camden USA, Inc. and T-CPT Towne Center LLC are collectively referred to herein as the “Partners.” This transaction was funded with capital invested by the Partners in accordance with their respective ownership interests and a $15.6 million mortgage loan, which is secured by the Property.

Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager pursuant to the Property Management Agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate Assets and Depreciation—Real estate assets are recorded at cost. Property and operating maintenance expenses totaled $509,177 in 2005. Cost recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred. Expenditures directly related to the improvement of real estate assets are capitalized at cost as land, buildings, and improvements. Major replacements and betterments are capitalized and depreciated on a straight-line basis over the estimated useful lives of the property (buildings and related land improvements—35 years; and furniture, fixtures, and equipment—5 to 10 years). Expenditures for carpet, appliances, and HVAC unit replacements are capitalized and depreciated over their estimated useful lives.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and upon the acquisition of real estate, the Partnership assessed the fair value of acquired assets, including land, buildings, the value of in-place leases, including above and below market leases, and acquired liabilities. The Partnership then allocated the purchase price of the acquired property based on these assessments. The Partnership assessed fair value based on estimated cash flow projections and available market information.

Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are held for sale.

The Partnership capitalized $64,646 of improvement costs for the period from March 18, 2005 through December 31, 2005, which management believes extended the economic lives and enhanced the earnings of the Property.

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Term Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such carrying amounts were in excess of the estimated projected cash flows of the Property, the Partnership would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair value less costs to sell.

The Partnership believes that there has not been any impairment for the period from March 18, 2005 (date of inception) through December 31, 2005.

Cash and Cash Equivalents—All cash and investments in money market accounts with an original maturity of three months or less at date of purchase are considered to be cash and cash equivalents.

Restricted Cash—Restricted cash consists of escrow deposits held by a lender for property taxes.

Accounts Receivable—The Partnership reviews accounts receivable and an allowance is recorded for the uncollectible portion of accounts receivable. At December 31, 2005, an allowance of $1,850 was recorded. Bad debt expense is included in rental revenues.

Deferred Financing Costs—Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method.

In-Place Leases—Intangible assets acquired at acquisition are in-place leases and were valued at time of acquisition at $248,246. The intangible assets of in-place leases were amortized over nine months, which was the estimated average remaining life at time of acquisition. Amortization of this cost is included in depreciation and amortization on the statement of operations. These costs are fully amortized as of December 31, 2005.

Tenant Security Deposits—The Partnership performs credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities on the balance sheet.

Revenue Recognition—Rental revenues and other property revenues are recorded when due from residents and are recognized monthly as they are earned. Other property revenues consist primarily of utility rebilling, and administrative, application and other transactional fees charged to our residents. The Partnership’s apartment homes are rented to residents on lease terms generally ranging from six to thirteen months, with monthly payments due on the first of the month. All other sources of revenue are recognized as earned.

Income Taxes—Under present income tax law, the Partnership is not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The Partners are to include their respective share of the Partnership’s income or losses in their individual tax returns.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Significant estimates include determination of depreciable lives of assets, determination of accrued expenses and determination of the allocation of the purchase price for the contributed property. Actual results could differ materially from those estimates.

Recent Accounting Pronouncement—In March 2005, the Financial Accounting Standards Board issued Interpretation No. (“FIN”) 47, Accounting for Conditional Asset Retirement Obligations, which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations. A conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity when the timing and/or method of settlement are conditional on a future event that may or may not be in the control of the entity. This legal obligation is absolute, despite the uncertainty regarding the timing and/or method of settlement. In addition, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred; generally upon acquisition, construction, or development and/or through normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Partnership’s financial position, results of operations or cash flows.

3.	PARTNERSHIP AGREEMENT

The Partnership is governed by the Amended and Restated Limited Partnership Agreement, dated March 18, 2005, in which the term is indefinite and shall continue its existence until it is dissolved pursuant to the provisions in the Partnership Agreement.

Distributable Cash Flow (e.g., the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to the Partners monthly in the following order: first, pro rata to reduce the Partners’ capital preferred return whereby the “preferred return” represents a cumulative return of fourteen percent per annum, compounded annually, second, pro rata to reduce the Partners’ unreturned capital contributions account, and, finally, to the Partners’ in their respective capital percentages unless the Portfolio Value Asset Test, as defined, is satisfied.

If the Portfolio Value Asset Test is not satisfied, the Partners receive distributions pro-rata in accordance with their respective capital ratios. Upon the test being satisfied, the Partners receive distributions pro-rata in accordance with their respective sharing ratios. As of the end of 2005, the Portfolio Value Asset Test had not been satisfied.

All profits and losses for any fiscal year shall generally be allocated pro rata among the Partners, so as to reduce, proportionately, the differences between their respective Target Capital Accounts, as defined, and Partially Adjusted Capital Accounts, as defined, whereby a Partner’s “Target Capital Account” shall represent an amount equal to the hypothetical net distribution such Partner would receive if the Partnership were liquidated at the close of such period and the net assets of the Partnership were distributed according to the allocation described above. In contrast, the aforementioned “Partially Adjusted Capital Account” shall mean the capital account of such Partner at the beginning of the taxable period adjusted for (a) the Partner’s share of the Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, that was not otherwise required to be taken under the applicable Treasury Regulations during the taxable period and (b) for all capital contributions, capital distributions, and all special allocations pursuant to the aforementioned regulations during such taxable period, but before giving effect to any allocation of items of income, gain, deduction, or loss for the period.

Additional capital contributions of the Partners may be required if, at any time, the general partner determines that additional funds to fund the anticipated cash needs of the Partnership are necessary.

4.	MORTGAGE NOTES PAYABLE

A summary of the Partnership’s indebtedness at December 31, 2005, is as follows:

5.07% Note—due 2012	$15,575,900
The 5.07% mortgage note is a loan by Fannie Mae secured by the Property requiring monthly interest only payments of $65,808. The principal balance of $15,575,900 is due at maturity on April 1, 2012.

5.	RELATED-PARTY TRANSACTIONS

CDI earns a management fee equal to three percent of all gross receipts from the Partnership determined on a cash basis. Management fees earned by CDI for the period from March 18, 2005 through December 31, 2005, totaled $48,635. The Partnership maintains no employees. All personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $204,000 for the period from March 18, 2005 through December 31, 2005.

CDI earns a construction management fee equal to a variable percent based on project contract amounts for exterior capital improvements or replacements, as defined in the Property Management Agreement, that are made to the Property during the calendar year. There were no contracted projects qualifying for a construction management fee per the agreement for the period from March 18, 2005 through December 31, 2005.

6.	COMMITMENTS AND CONTINGENCIES

The Partnership is party to various claims arising in the normal course of business. These claims are generally covered by insurance. Management believes that these matters are expected to be resolved with no material impact on the Partnership’s financial position, liquidity, or results of operations.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2005. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, management’s estimates are not necessarily indicative of the amounts the Partnership could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts reflected in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value. The fair value of the Partnership’s mortgage note payable is estimated based on the quoted market price for the same and similar issues or on the current rates offered to the Partnership for debt of the same remaining maturities. Fair value of the mortgage note payable at December 31, 2005, is approximately $16,179,955.
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